Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated July 18, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on July 18, 2006, entitled "NOTIFIABLE TRADING".

NOTIFIABLE TRADING

On behalf of Statoil (OSE:STL, NYSE:STO), DnB NOR has on 14 July 2006 purchased 111,000 shares for use in the group’s share saving plan. The shares have been acquired at a price of NOK 187,68 per share. Before distribution to the employees, the share saving plan has 1,106,336 shares.

When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 19 June 2006 is 23,441,885. These shares are recorded in the share register as Statoil's own shares. The annual general meeting in Statoil decided on 10 May 2006 to annul these shares through a capital reduction. The capital reduction can come into force after expiration date for objections from the creditors, cf Public Limited Companies Act § 12-6.

STATOIL ASA (Registrant)
Dated: July 18, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer